UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF DECEMBER 2010
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On December 1, 2010, A-Power Energy Generation Systems, Ltd. (the “Company”) announced its results for the third quarter of 2010.  A copy of the announcement is being furnished as an exhibit to this report on Form 6-K

Use of Non-GAAP Financial Measures

The Company's earnings announcement includes net income on a non-GAAP basis, which for the three months ended September 30, 2010 and 2009 is GAAP net income adjusted by adding back certain non-cash items, including non-cash share-based compensation and change in fair value of warrants. Our non-GAAP financial measures reflect adjustments based on the following items: 1) Stock-based compensation expenses: We have excluded the effect of stock-based compensation expenses from our non-GAAP operating expenses and net income measures. Although stock-based compensation is a key incentive offered to our employees, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues such expense is not an indicator used by management to measure the Company’s core operating results and business outlook. 2) Change in fair value of warrants: We have excluded the effect of change in fair value of warrants from our non-GAAP operating expenses and net income measures. The Company values the warrants quarterly and the Change in fair value of warrants does not represent cash inflows or outflows. 3) For the three months ended September 30, 2009, Accretion expense on convertible notes, change in fair value of embedded derivative – convertible notes, and Amortization of deferred financing costs.  These items also do not represent cash inflows or outflows.

The Company believes that these non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends and that both management and investors benefit from referring to these non-GAAP measures in assessing our business operation and financial performance after elimination of these non-cash activities.  The Company expects to continue providing net income on a non-GAAP basis using a consistent method on a quarterly basis.

Incorporation By Reference

This Report on Form 6-K shall be incorporated by reference in (i) the Registration Statement (Registration No. 333-161983) of the Company on Form F-3 and in the prospectus filed as part of such registration statement, (ii) the Registration Statement (Registration No. 333-161243) of the Company on Form F-3 and in the prospectus filed as part of such registration statement, and (iii) the Registration Statement of the Company on Form S-8 (Registration Number 333-167745), and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC by the Company.

TABLE OF CONTENTS

Page

Signature	4
Exhibit Index	5

Exhibit 99.1 – Press Release Announcing Financial Results for Third Quarter 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: December 1, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release Announcing Financial Results for Third Quarter 2010